

August 1, 2023

Jennifer Zhan
Chief Executive Officer
SHINECO, INC.
Room 1001, Building T5, DaZu Square
Daxing District, Beijing
People's Republic of China

>   **Re: SHINECO, INC.**
>   **Form 10-K for Fiscal Year Ended June 30, 2022**
>   **Response dated May 30, 2023**
>   **File No. 001-37776**

Dear Jennifer Zhan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2022

Summary of challenges and risks involved in the VIE Arrangements and enforcing the VIE Agreements, page 7

1. We note your response to comment 5 and your revised disclosure here discussing the challenges and risks involved in the VIE arrangements and enforcing the VIE arrangements. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: David Manno